FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2008

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

     BANCO DE CHILE
REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Superintendency of Banks and Financial Institutions, Chilean Superintendency of Securities and Insurance and local stock exchanges, in connection with a commercial association agreement for trademark sharing entered by Banco de Chile and Compañía Nacional de Teléfonos, Telefónica del Sur S.A..

Santiago, December 23, 2008

Mr. Gustavo Arriagada Morales
Superintendent of Banks and Financial Institutions

RE: ESSENTIAL INFORMATION

Mr. Superintendent:

In accordance with Articles 9 and 10 of the Securities Law N° 18,045, and Chapter 18-10 of the Compilation of Regulations of the Superintendency of Banks and Financial Institutions, I do hereby inform you, as essential information regarding this Banking Institution, of a commercial association agreement for trademark sharing entered by Banco de Chile and Compañía Nacional de Teléfonos, Telefónica del Sur S.A., for optimizing the issuance and utilization of credit cards issued by Banco de Chile. This commercial alliance for the implementation of an association system linked to a credit card issued by Banco de Chile, will allow granting discounts, benefits and incentives to Banco de Chile and Telefonica del Sur S.A. clients.

Banco de Chile Board of Directors approved the aforesaid commercial association agreement for trademark sharing considering that the agreement conditions and benefits are convenient for Banco de Chile and its conditions are adjusted to equity conditions that frequently prevail on the market.

Sincerely,

Fernando Cañas Berkowitz
President and CEO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 23, 2008

Banco de Chile

/s/ Fernando Cañas Berkowitz
By:	Fernando Cañas Berkowitz President and CEO